[Third Point LLC]




February 14, 2005

VIA FACSIMILE & U.S. MAIL

Board of Directors
    c/o Mr. Leonhard Dreimann,
    Chief Executive Officer
Salton, Inc.
1955 Field Court
Lake Forest, IL  60045
Facsimile (847) 803-1186

Dear Sirs:

As you know, Third Point LLC is one of the two largest shareholders of Salton, Inc. ("Salton" or the "Company") (NYSE: SFP). We also hold a significant interest in the Company's public debt issues. In the short time that we have owned the Company's stock and bonds, we have seen the shares rise briefly in the mistaken belief that the Company would successfully restructure its debt burden, and fall to an all-time low for this century of $3.44. We have seen the Company's corporate rating downgraded in November to "CCC," and the rating for its subordinated debt lowered to "CC," all of which suggests that the Company is on financial life support.

In the most recent quarterly results announced Wednesday, February 9th, the Company reported yet another "miss" on both lower revenues and poor margins. Short interest is one of the few benchmarks that seem to remain stable, with nearly 50% of the shares lent out to speculators who are betting that Mr. Dreimann will lead this Company into bankruptcy. Meanwhile, the Company's proposed restructuring, which has been in the works for over a year, remains a chimera.

What is most astounding about the Company's apparent death spiral is Mr. Dreimann's inexplicably insouciant attitude and the fact that he remains in charge. His tone and demeanor in our meeting last summer and on the conference call seemed to me to be one of denial and arrogance. I was disappointed that he refused to allow me to speak on the Company's conference call, but I might have forgiven him had he called me personally to apologize rather than having his lackey, Ken Sgro, insult my intelligence by blaming the slight on a "conference call administrator malfunction."

The conference call debacle pales in comparison to what I witnessed last summer when I attended the U.S. Open tennis final. You can only imagine my consternation when I looked around the stadium and saw the Salton name emblazoned all around the interior of the stadium walls next to such robust companies as IBM, JP Morgan and Mass Mutual. I had to wonder how much precious capital had been squandered in such a poorly conceived marketing scheme to promote the Salton name when the Company was in such dire financial straits. My bewilderment quickly turned to anger when I saw the crowd seeking autographs from the Olsen twins just below the

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private box that seemed to be occupied by Mr. Dreimann and others who were enjoying the match and summer sun while hobnobbing, snacking on shrimp cocktails and sipping chilled Gewurztraminer.

While Mr. Dreimann hobnobs at such social events and is driven around in a chauffeured limousine -- I can only assume he has a chauffeur paid for by the Company; how else can one explain the $52,966 annual car allowance disclosed in the Company's proxy statement? -- Salton's shareholders and bondholders suffer the consequences. What is equally shocking as Mr. Dreimann's poor management, behavior and the fact that he is awarded anything more than subway tokens for his transportation needs is that this Board of Directors has sat idly by while he lays waste to this Company. In addition to the car allowance, how can the Board's compensation committee possibly justify granting Mr. Dreimann's exorbitant $600,000 annual salary?

One would assume that only a Board of Directors with no vested interest would look on while a CEO wastes corporate assets, is accused of irregularities with respect to the Company's distribution channel and is accused of trying to bully customers into engaging in uncompetitive behavior with respect to pricing. On the contrary, Centre Partners holds a $40 million preferred stock investment in the Company. Unfortunately for Centre, these preferred shares convert at a price of $17.00 per share, which was a very substantial premium to start with and is an astronomical 494% premium to Friday's closing price. Nevertheless, one would think that Centre would want to protect the value of its preferred shares and perform its fiduciary duty, which in our opinion would involve relieving Leonhard Dreimann of his management duties as well as canceling his chauffeur-driven limousine.

In the course of my investigation into corporate governance matters at Salton I decided it would be worthwhile to understand Centre's operating philosophy and culture and to see why Centre managing directors, Robert A. Bergmann and Bruce
A. Pollack, have not taken swift action to terminate the Company's bungling CEO. What struck me about Centre's website (www.centrepartners.com) was the wishy washy tone replete with business school jargon, buzz-words and cliches but little substance. Two examples are below:

     "Our reputation rests firmly on the integrity, commitment and intelligence of our professionals."

     "Responsiveness has always been an essential, core value of our firm. Whenever we are called by our partners, we react quickly to provide counsel or services they need, and stay by their side through challenging times."

With all due respect to the professional staff at Centre, how intelligent was making a $40 million investment in Salton at a very substantial conversion premium, which could all be lost in a "cram down" should the Company have to file for bankruptcy? Secondly, one can only wonder how responsive Centre has actually been in light of the value destruction. I looked through the entire website and found it curious that there was no mention of holding management accountable or of Centre's own investment performance, which I imagine is probably pretty mediocre and inferior to that of the firm I manage. Third Point's culture differs from Centre's in our emphasis on performance, money making and accountability, in stark contrast to Centre's affable "Mr. Rogers" approach to investing. I suppose that if Third Point were to have a website, rather than the feel-good background of two shaking hands, we would likely depict a well-worn boot colliding with the backside of an incompetent manager.

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It is admirable that Centre describes itself on its home page as a "firm with a middle market focus that seeks to make friendly acquisitions and equity investments," but the time for friendship with this CEO should end now. We at Third Point demand that Leonhard Dreimann be terminated immediately and replaced by either David Sabin or William Rue as interim CEO until such time as a qualified executive can be found to lead the Company back to the level of performance and prosperity that we believe is possible under new leadership.

Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb
Chief Executive Officer